# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VivoPower International PLC, CIK 0001681348
CUSIP: G9376R100
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Blackwell House, Guildhall Yard, London, United Kingdom (X0), EC2V 5AE
Date of event which requires filing of this statement: 07/23/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002082198

## Reporting persons
- Ceres Digital Holdings Limited: type of reporting person: investment company (IV); citizenship or place of organization: United Arab Emirates (C0); sole voting power 1,000,000; shared voting power 0; sole dispositive power 1,000,000; shared dispositive power 0; aggregate amount beneficially owned 1,000,000 (9.89% of the class)

## Item 1. Issuer
Name of issuer: VivoPower International PLC
Address of issuer's principal executive offices: Blackwell House, Guildhall Yard, London, UK, EC2V 5AE

## Item 2. Person Filing
Name of person filing: Ann Francis
Address of principal business office or, if none, residence: Unit PC-1, Level 7, Al Maryah Tower, Abu Dhabi Global Market Square, Al Maryah Island, United Arab Emirates
Citizenship: India

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Non-U.S. multi-family office operating in Saudi Arabia and UAE

## Item 4. Ownership
Amount beneficially owned: 1,000,000
Percent of class: 9.89
Sole power to vote or to direct the vote: 1,000,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,000,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ceres Digital Holdings Limited: /s/ Ann Francis, Ann Francis (08/07/2025)